Exhibit 12.1

TRI Pointe Group, Inc.

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Three Months Ended March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before taxes, net of non-controlling interests	$44,200	$319,260	$127,964	$(237,454)	$99,629	$54,272
Adjustments to income (loss) before income taxes:
(Income) loss of unconsolidated entities	(701)	(2,691)	288	(2)	(2,490)	(1,584)
Returns on investments in unconsolidated entities, net	2,486	—	80	1,111	2,680	2,634
Fixed charges	15,565	62,701	42,200	23,189	27,582	24,306
Amortization of capitalized interest	8,830	45,114	52,747	36,671	30,292	23,290
Capitalized interest	(15,149)	(60,964)	(38,975)	(19,081)	(22,059)	(21,520)

Income as adjusted	$55,231	$363,420	$184,304	$(195,566)	$135,634	$81,398

Fixed charges:
Interest expensed and capitalized	15,149	60,964	41,706	22,674	27,038	23,736
Portion of rents representative of interest factor on operating leases	416	1,737	494	515	544	570

Fixed charges	$15,565	$62,701	$42,200	$23,189	$27,582	$24,306

Ratio of earnings to fixed charges	3.5	5.8	4.4	— (a)	4.9	3.3

(a)	For the year ended December 31, 2013, earnings were insufficient to cover fixed charges for such year by approximately $218.8 million. This was primarily due to $343.3 million of impairment and related charges for Coyote Springs, a large master planned community north of Las Vegas, Nevada. Under the terms of the Transaction Agreement dated as of November 3, 2013 by and among Weyerhaeuser Company, TRI Pointe, Weyerhaeuser Real Estate Company (“WRECO”), and a wholly-owned subsidiary of TRI Pointe, certain assets and liabilities of WRECO and its subsidiaries, were excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs.

Currently, we have no preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.